Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

January 14, 2014	Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hilltop Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed on March 15, 2013

Response Filed November 15, 2013

File No. 001-31987

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) the following responses to the Staff’s comments in a letter to the Company dated December 13, 2013 (the “Comment Letter”).  For your convenience, we have repeated each comment prior to the applicable response.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Note 3. Fair Value Measurements, page 13

1.              Please provide us and revise future filings to include the tabular presentations of assets and liabilities measured at fair value on a non-recurring basis required by ASC 820-10-55, including impaired loans and OREO. Regarding OREO, please tell us in detail why you believe that these assets qualify under level 2 of the fair value hierarchy given the subjective nature of independent appraisals and the unique characteristics of the underlying collateral. It appears to us that these are level 3 assets.

Response:  As requested, we prospectively will include in the footnotes to the financial statements included in our future filings a tabular presentation of assets and liabilities measured at fair value on a non-recurring basis based on guidance set forth in ASC 820-10-50-2 and 820-10-55.  The following is our proposed tabular disclosure, based on our September 30, 2013 Form 10-Q:

The following table presents information regarding financial assets and liabilities measured at fair value on a non-recurring basis for which a change in fair value has been recorded during reporting periods subsequent to initial recognition (in thousands). There were no assets measured on a non-recurring basis at December 31, 2012.

					Total Gains	Total Gains
					(Losses) for the	(Losses) for the
					Three Months	Nine Months
	Level 1	Level 2	Level 3	Total	Ended	Ended
September 30, 2013	Inputs	Inputs	Inputs	Fair Value	September 30, 2013	September 30, 2013
Non-covered impaired loans	$—	$—	$42,083	$42,083	$(2,352)	$(3,011)
Non-covered other real estate owned	—	101	—	101	(13)	(22)

In response to the Staff’s comment regarding the classification of OREO assets as level 2 within the fair value hierarchy, the fair value of these assets is derived primarily from independent appraisals. Additional observable market data used may include current transaction price information when we enter into a contract to dispose of an OREO asset. As a matter of internal policy, independent appraisals for OREO assets are obtained on an annual basis, at a minimum. At September 30, 2013, the OREO balance was $7.0 million (or 0.08% of total assets), compared with $11.1 million (or 0.15% of total assets) at December 31, 2012. The Company has not historically adjusted the independent appraisals or used discounting criteria to determine fair value of these assets. This was the primary factor in our conclusion that these independent appraisals used to measure OREO assets should be designated as level 2 inputs. We have, however, considered and understand the Staff’s comment regarding the subjective nature of independent appraisals and the unique characteristics of the underlying collateral. In future filings, we will further evaluate the appropriateness of our conclusions regarding the determination of independent appraisals as level 2 inputs based on factors including, but not limited to, the inherent subjectivity in appraisals, the length of time elapsed since the receipt of independent market price or appraised value, and current market conditions. In addition, in future filings, we will revise the discussion of OREO within the fair value footnote to include additional explanation to help clarify for readers the considerations we used in determining the classification of fair value measurements regarding OREO within the fair value hierarchy.  The following example is based on our September 30, 2013 Form 10-Q:

Other Real Estate Owned — The Company reports OREO at fair value less estimated cost to sell. Any excess of recorded investment over fair value, less cost to sell, is charged against the allowance for loan losses when property is initially transferred to OREO. Subsequent to the initial transfer to OREO, downward valuation adjustments are charged against earnings. The Company determines fair value primary using independent appraisals of OREO properties. The resulting fair value measurements are classified as Level 2 or Level 3 inputs, depending upon the extent to which unobservable inputs determine the fair value measurement. The Company considers a number of factors in determining the extent to which specific fair value measurements utilize unobservable inputs, including, but not limited to, the inherent subjectivity in appraisals, the length of time elapsed since the receipt of independent market price or appraised value, and current market conditions. In the FNB Transaction, the Bank acquired OREO of $121.0 million, all of which is covered by an FDIC loss-share agreement. At September 30, 2013, the estimated fair value of covered OREO was $119.7 million, and we view the underlying fair value measurements as utilizing Level 3 inputs. The fair value of non-covered OREO at September 30, 2013 was $7.0 million and is included in other assets within the consolidated balance sheet. During the reported periods, all fair value measurements for non-covered OREO utilized Level 2 inputs.

Note 20. Segment and Related Information, page 42

2.              Please refer to your response to comment 2 of our September 23, 2013 letter and address the following:

•                  Please provide us reconciliations of the information contained on pages 12 and 14 to your financial statements. Also, explain the nature and amounts of the capital expenditures set forth therein.

Response:  The reconciliation of the Hilltop Holdings financials and the NLASCO Goodwill Discounted Cash Flow Analysis are presented in the table below (in thousands):

		Insurance - Goodwill
December 31, 2012		Discounted Cash Flow Analysis
Footnote 27. Segment and Related Information	Insurance	Insurance	Non - Recurring (1)	Total
Net income before taxes	$(4,708)	$(4,708)	$2,517	$(2,191)
Interest expense	2,056	2,056		2,056
Depreciation and amortization	1,362	1,362		1,362
EBITA	$(1,290)	$(1,290)	$2,517	$1,227

				Insurance - Goodwill
December 31, 2011		Reporting Units		Discounted Cash Flow Analysis
Form 10-K	Form 10-K	HTH - P/O	NLASCO	NLASCO	Non - Recurring	Total
Net income before taxes	$(11,540)	$(11,719)	$179	$179	$—	$179
Interest expense	8,985	7,081	1,904	1,904	—	1,904
Depreciation and amortization	1,714	1	1,713	1,713	—	1,713
EBITA	$(841)	$(4,637)	$3,796	$3,796	$—	$3,796

Notes:

(1) The 2012 Net Income Before Tax was normalized for purposes of comparison for non-recurring expenses related to an acquired operating system that was not put in service and written off in 2012.

As of December 31, 2012, Hilltop Holdings had four reportable and operating segments that are organized by the core products offered to the segments’ respective customers.  Prior to the acquisition of PlainsCapital Corporation on November 30, 2012, Hilltop operated as a single operating and reportable segment through its insurance subsidiary with two reporting units.

The projected capital expenditures set forth in the Discounted Cash Flow Analysis for 2011 and 2012 consist of a recurring $250,000 expenditure based on the insurance company’s actual capital expenditures.  The average annual actual capital expenditures from 2007 to 2011 were $123,000 in computer hardware and fixtures and $137,000 in software.

In December 2012, the insurance unit contracted to purchase a new policy administration system and based on that agreement forecasted $3.0 million in 2013 and $1.3 million in 2014 in additional capital expenditures. These incremental capital expenditures are reflected in our 2012 Discounted Cash Flow Analysis.  The forecasted capital expenditures mentioned above include the ongoing maintenance of the policy administration system.

•                 Please tell us how you considered the fair value of the holding company reporting unit as part of the reconciliation of the reporting unit values to total equity fair value.

Response:  We have historically considered the fair value of the Hilltop Holdings holding company reporting unit to approximate net book value.  The recorded amounts of assets and liabilities of the holding company reporting unit, after elimination of investments in wholly-owned subsidiaries, approximate their fair values due to their nature.  Assets primarily include cash, cash equivalents and marketable securities that are recorded at fair value and liabilities primarily include senior exchangeable notes that are publicly traded.  The fair value of the senior exchangeable notes at December 31, 2012 and 2011 approximated their carrying value.  Accordingly, the net book value of the holding company reporting unit, which approximates fair value, was considered along with the insurance reporting unit when reconciling to total equity value.

•                  Please tell us how you determined the WACC used to discount the cash flows of the insurance reporting unit. Also, please tell us how it compares to the WACC of the Company as a whole.

Response:  We determined our Weighted Average Cost of Capital (“WACC”) used to discount the cash flows of the insurance reporting unit by first taking into consideration the overall Company WACC and adjusting it for additional risk associated with the insurance reporting unit when evaluated on a stand-alone basis.  Based on this adjustment, the discount rate reflects the appropriate level of risk a market participant would consider when establishing a purchase price for the insurance reporting unit.

We calculated the overall Company WACC using the following key assumptions: cost of debt, cost of common equity, cost of preferred equity, and capital structure.  We relied upon observable market indications for our Company to support the key assumptions in the overall Company WACC, which we believe is consistent with how a market participant would view the overall risk of our Company.  Our Company’s debt is a combination of convertible fixed and variable facilities.  The fixed facilities are publicly traded and provide an observable market indication for our cost of debt.  Our Company’s cost of preferred and common equity is calculated based on observable market indications for our Company as a whole.  The selected capital structure is based on our own capital structure as of the impairment testing date.  We adjust our Company’s WACC by approximately 100 basis points to reflect the risk premium associated with our insurance entity if evaluated on a stand-alone basis.  See below for further discussion of the risk premium.  As a result, the discount rate used to discount the cash flows of the insurance reporting unit is approximately 100 basis points higher than the overall Company WACC.  Detail of the weighted-average cost of capital by component for the Company as a whole is included in the table below.

Hilltop Holdings Inc. Weighted Cost of Capital

		12/31/2012	12/31/2011
	Average	5 year Average	5 year Average	6/30/2013	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007
WACC:	6.97%	6.93%	7.03%	6.91%	6.69%	6.94%	6.88%	7.05%	7.09%	7.21%
Pre-Tax Cost of Debt:	6.36%	6.24%	6.71%	5.51%	5.50%	6.37%	6.33%	6.31%	6.71%	7.81%
Cost of Common Equity:	7.63%	7.63%	7.62%	7.64%	7.66%	7.72%	7.56%	7.57%	7.66%	7.62%
Cost of Preferred Equity:	4.50%	3.85%	4.95%	4.03%	2.73%	0%	0%	8.25%	8.25%	8.25%
Percent of Debt in Capital Structure:	16.60%	17.60%	17.93%	12%	14%	22%	20%	15%	17%	16%
Percent of Preferred Equity in Capital Structure:	8.08%	7.17%	8.40%	7%	8%	0%	0%	13%	15%	14%
Percent of Common Equity in Capital Structure:	75.31%	75.21%	73.65%	81%	78%	78%	80%	72%	68%	70%
Marginal Tax Rate:	35.00%	35.00%	35.00%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%	35.0%

•                  Please tell us why the calculated discount rate in 2012 is the same as the discount rate in 2011.

Response:  As illustrated in the Hilltop Holdings Inc. WACC table above, our WACC is substantially unchanged at December 31, 2012 and 2011, being 6.69% and 6.94%, respectively.  The WACC five year average for December 31, 2012 and 2011 was 6.93% and 7.03%, respectively.  Our decision to utilize similar discount rates for both periods was derived based on our methodology of computing the discount rate and the additional following facts: the interest rate environment remained relatively constant from period to period; our debt to equity ratio remained unchanged and our insurance reporting unit did not have any significant changes in business or introductions of new products.

•                  Please explain to us the statement that you used one and five year averages when calculating the WACC.

Response:  In establishing the Company’s WACC to be used, we look at the simple average for the current year, as well as the five year simple average for reasonableness.  Both calculation approaches resulted in a consistent WACC that approximated 7%.  The calculations are included in the Hilltop Holdings Inc. WACC table presented above.

•                  Please tell us in more detail how you selected the risk premium you applied and how you determined the selected risk premium was appropriate for the purpose of valuing the insurance company reporting unit.

Response:  When considering the risk profile of the insurance reporting unit relative to the risk profile of the overall Company, we relied upon feedback from independent advisory firms with insurance industry experience to assess the risk factors specific to the insurance reporting unit that were not captured in the overall Company WACC.  Based on the insurance reporting unit’s AM Best “A” rating, excess surplus to written premium and debt structure, all of which impact future cash flows, we determined a risk premium of approximately 100 basis points to be appropriate.  This premium reflects the additional risk a market participant would consider when analyzing the risk profile of the insurance reporting unit (and its cash flows) on a stand-alone basis.

If any members of the Staff have any questions concerning the responses above or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 855-2171.

Very truly yours,

/s/ DARREN PARMENTER

Darren Parmenter
Senior Vice President - Finance

CGP:cp

cc:	John P. Nolan
Paul Cline
U.S. Securities and Exchange Commission